UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G-A

Under the Securities Exchange Act of 1934

Cliffs Natural Resources, Inc.
(Name of Issuer)

COMMON STOCK, $0.125 PAR VALUE PER SHARE
(Title of Class of Securities)

18683K101 (CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18683K101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George W. Connell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4	Citizenship or Place of Organization: Commonwealth of Pennsylvania, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power
7. Sole Dispositive Power:
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer :
Cliffs Natural Resources, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
200 Public Square, Suite 3300, Cleveland OH 44114-2315

Item 2.	(a)	Name of Person Filing:
George W. Connell

	(b)	Address of Principal Business Office or, if none, Residence:
Three Radnor Corporate Center, Suite 450, Radnor, PA, 19087

	(c)	Citizenship:
Pennsylvania, USA

	(d)	Title of Class of Securities:
Common Stock, $0.125 Par Value Per Share

	(e)	CUSIP Number:
18683K101
Item 3.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group
Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2017

GEORGE W. CONNELL

By: /s/ George W. Connell
George W. Connell